LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND

AMENDED AND RESTATED AUTOMATIC DIVIDEND REINVESTMENT PLAN

Except with respect to holders (each, a “Shareholder”) of shares of beneficial interest (the “Shares”) in Little Harbor MultiStrategy Composite Fund (the “Fund”) who are ineligible or otherwise elect, all distributions (including dividends and capital gain distributions) with respect to each Shareholder will be automatically reinvested by the Fund in additional Shares of the same class of the Fund.  Election not to participate in this Plan and to receive all dividends and capital gain distributions in cash may be made by indicating that choice on the applicable subscription document or by contacting the Fund’s administrator, presently UMB Fund Services, Inc. (the “Administrator”).  On the payment date for any declared distribution (including dividends and capital gain distributions), Shareholders participating in this Plan will be issued additional Shares of the same class at the net asset value determined for the Shares of that class as of the applicable date.  Notice of each such Share transaction will be furnished as soon as practicable but not later than 7 days after the Fund’s net asset value per Share of the relevant class is distributed and Shareholder transactions are settled, together with information relevant for personal and tax records.

In the case of persons, such as banks, brokers or nominees, who hold Shares for others who are the beneficial owners, this Plan will be administered on the basis of the number of Shares certified from time to time by the record holders as representing the total amount registered in the record holder’s name and held for the account of beneficial owners who are participants in this Plan.  Shareholders who hold Shares through a bank, broker or nominee should contact such bank, broker or nominee to determine whether or how they may participate in this Plan.

The automatic reinvestment of dividends and distributions will not relieve participants of any U.S. federal income tax that may be payable on such dividends or distributions.

Adopted November 5, 2015